March 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jonathan Groff, Attorney - Adviser

Re:	Suja Minerals, Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed March 10, 2011
File No. 333-171572

Ladies and Gentlemen:

Suja Minerals, Corp (the “Company”) has filed the above referenced filing in order to make a few minor corrections and also file a new auditor’s consent that was unintentionally omitted from Amendment No. 1, filed on March 8, 2011.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matt Reams
Matt Reams
President